Teaser Audio.mp3

[00:00:00] A Houston poker players it's coming and it's all brand new. It's called free rolls poker club where Houston's only 100 percent legal private poker club to offer diehard fans players and newbies alike. Unlimited legal poker action at no cost to our members. Free rolls is the only game in town to offer a clean classy and relaxing seven thousand square foot space with 20 tables of freeroll tournament and cash game action to our members and to make things even more exciting. We are the only poker club in the city to offer the exclusive television broadcasts and live streams directly from our final table studios only at freeroll poker club and we're open every single day of the week with daily no entry fee tournament starting at $500. All the way up to $25000. Be a part of the excitement only at free Rolles poker club coming soon. Log on to free role's poker club dot com for more information. Get in on the action today and we'll see you at the final table. Log on now to free role's poker club dot com.